May 13, 2010

Via EDGAR and Facsimile

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Linn Energy, LLC (the “Company”)
Definitive Proxy Statement on Schedule 14A (the “Filing”)
Filed March 16, 2010
File No. 0-51719

Dear Mr. Schwall:

Set forth below is our response to the comment and request for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 29, 2010.  For your convenience, the comment provided by the Staff has been included in bold face type preceding our response.  References to “we,” “us” and “our” herein refer to Linn Energy, LLC and its consolidated subsidiaries.

Risk Oversight, page 7

I.
We note your disclosure that, beginning in 2010, your audit committee will consult with your compensation committee “… regarding [y]our major risk exposures and whether your compensation policies and practices create risks that are reasonably likely to have a material adverse effect on [you].”  Please confirm that you have conducted a compensation risk analysis in response to Item 402(s) of Regulation S-K, advise us of the basis for your conclusion that your disclosure is not necessary, and describe the process you undertook to reach that conclusion.  In the alternative, please conduct and revise your filing to include disclosure regarding your compensation risk analysis.

Response:

We confirm that we have conducted a compensation risk analysis in response to Item 402(s) of Regulation S-K.  In conducting this analysis, the Compensation Committee of our Board of Directors (the “Compensation Committee”) considered the following:

1.
Company Risk Profile - The Compensation Committee and senior management reviewed all functional areas within the Company to determine which may create particular risks to the Company.  Based on this review, the Compensation Committee and senior management identified management of our hedging program and reserve assessment and reporting as functional areas that may create particular risks to the Company.  The Compensation Committee and senior management next reviewed the compensation policies and practices applicable to employees in those functional areas, and determined that employees involved in those functions are not incentivized to take risk by virtue of our compensation structure.  Compensation is not awarded to those employees based solely a particular outcome within their functional area, but instead on an equally weighted combination of individual performance and the Company’s overall achievement of its performance objectives and strategy.  The Company uses multiple performance objectives, which helps prevent compensation opportunities from being overly weighted toward the performance result of a single measure.  In addition, the performance objectives used for the Company focus primarily on the Company’s financial strength and ultimate return to unitholders, reducing incentives to take risks that might adversely affect the Company as a whole.

2.
Compensation Structure Among Different Business Groups - The Compensation Committee confirmed that there are no business units or groups within the Company whose compensation is structured any differently than others.  Company employees receive, at levels based on their position, base salary and to the extent eligible, cash bonus under our Employee Incentive Compensation Plan (“EICP”) and equity awards under our Amended and Restated Long Term Incentive Plan, as amended (“LTIP”).  EICP awards are made to eligible employees and are based on predetermined targets, with the ultimate payout determined based 50% on overall Company performance and 50% on personal performance within the employees’ functional area.  Each of the Company’s primary functional areas establishes and monitors annual performance scorecards that are predicated on the Company’s overall performance objectives and strategy.  Generally, individual goals and objectives set for each employee are established to follow and support the objectives established by their respective functional area scorecards. LTIP awards are made to eligible employees to encourage a focus on our long-term performance and are based on pre-established targets with the ultimate award determined at the discretion of the employee’s supervisor or the Compensation Committee in the case of executive officers.  Tying a portion of employees’ total compensation to long-term incentives (which typically vest over a period of three years) also helps to promote longer-term perspectives regarding Company performance.

3.
Variances in compensation from the overall risk and reward structure of the Company –The Compensation Committee determined that there is no compensation structure within the Company that varies significantly from the Company’s overall risk and reward structure.  As indicated above, EICP awards for all eligible employees are based on a combination of personal performance and achievement of Company performance objectives and strategy.

4.
Ongoing monitoring of risk profile and compensation structure –The Audit Committee of the Company’s Board of Directors (“Audit Committee”) is charged with oversight of the Company’s major risk exposures. For 2009, the Compensation Committee conducted the risk analysis required by Item 402(s) of Regulation S-K.    Beginning in 2010, the Audit Committee will consult at least annually with the Compensation Committee and with senior management regarding any changes in our risk exposures and how those changes might affect our compensation policies and practices.  As it did for 2009, the Compensation Committee will then annually determine whether our compensation policies and practices create risks that are reasonably likely to have a material adverse effect on us.

Following our analysis, we determined that there are no risks arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse affect on the Company.  Given this determination and relying on the Commission’s statement in the Adopting Release regarding Proxy Disclosure Enhancements (Release No. 33-9089) that “the final rule does not require a company to make an affirmative statement that it has determined that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the company”, we concluded that affirmative disclosure was not necessary.

In connection with our response, the Company acknowledges that:

i.	we are responsible for the adequacy and accuracy of the disclosure in the Filing;

ii.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

iii.	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please contact the undersigned at (281) 840-4119 or Candice Wells at (281) 840-4156.

    Very truly yours,

    LINN ENERGY, LLC

By:           /s/ CHARLENE A. RIPLEY
            Charlene A. Ripley
            Senior Vice President, General Counsel and
             Corporate Secretary